Cosi, Inc.

Bill Forrest
Executive Chairman

Cynthia Jamison
Chief Financial Officer

COSÍ

Appendix

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Restaurant Industry Overview

Cosi is Positioned in the Growing "Fast Casual" Segment

► The restaurant industry is anticipated to represent $440 billion in 2004 and grow 9.8% annually to over $577 billion by 2010

► The "fast casual" segment is estimated to experience accelerated growth over the next five years

	Quick Service Restaurants ("QSR")	Full Service	Fast Casual (Hybrid)
Attributes	Over the counter Quick service Fast food	Waiter / waitress Higher food quality Casual / family / fine dining	Over the counter Quick service Higher food quality
Drivers	► Increase in disposable income ► More female workforce participation ► Spread of car culture	► Increase in disposable income ► Narrowing of in-home and restaurant dining price disparity	► Increased health concerns ► Rise in consumer awareness of gourmet offerings
Market	Mature at 3 – 4% annual growth $152 billion (51%)	Slowing growth $142 billion (47%)	Poised to double in the next 5 years $6 billion (2%)
Key Players	Taco Bell, Wendy's International, Burger King, Subway, McDonald's	Red Lobster, Chili's, Olive Garden, Applebee's Neighborhood Grill & Bar, Outback Steakhouse	Panera Bread, Buffalo Wild Wings Grill & Bar, Fuddruckers, Baja Fresh Mexican Grill, Fazoli's Italian Food...Fast







Source: National Restaurant Association, QSR Magazine, Standard & Poor's, Technomic

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Fast Casual Snapshot

Growth Spurred By Deceleration In Casual And Fast Food Segments

► Offering fresh, made-to-order meals with upscale menus and higher per check averages than traditional fast food

2002 Fast Casual Key Players

		Sales ($ mm)	Units
1	Panera Bread	$755.4	414
2	Fazoli's	419.7	401
3	Buffalo Wild Wings	282.0	199
4	Fuddrucker's	278.3	202
5	Baja Fresh Mexican Grill	249.0	210
6	Chipotle	243.0	232
7	Au Bon Pain	203.0	197
8	Rubio's Fresh Mexican Grill	120.0	142
9	Back Yard Burger	85.0	119
10	**Cosi**	**84.4**	**91**
	Total	$2,719.8	2,207

► The top ten fast casual restaurants constitute over 50% of the market

► The fast casual market is projected to grow 15% annually over the next five years, to $12 billion in 2008

2003 – 2008 Fast Casual Market Growth



15% CAGR

► Skilled franchisees are looking to deploy capital in new concepts

Source: Standard & Poor's, Technomic

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3

Next Generation Prototype

Refining Our Concept To Improve The Guest Experience

► Unveiled 3/12/04 in Avon, CT

- 2,400 square foot footprint
- Clear and intuitive customer journey
  - Unique entry experience sequence
  - Redesigned menu and placement
  - Integrated self-service beverage station
  - Range of seating zones and intimacy models
- Relaxed yet tasteful character
  - Urbane restaurant design
  - The open flame hearth as a focal point
  - Welcoming dining experience
- Simplified store operations
  - Behind the counter assembly
  - In-store dining runners for delivery, conflict resolution, and up-selling
  - Counter pick-up for take-away orders
- New logo and motto: "Simply Good Taste™"
- Prototype sales since reopening indicate seasonally annualized level of $1.725 million











Future performance at the Avon location, and at future stores modeled on the Avon prototype, may not reflect the levels cited above.

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Selections From Our Menu

A Sampling of Our Innovative And Savory Offerings

SANDWICHES
SERVED WITH COSÍ CHIPS OR BABY CARROTS

buffalo blue
buffalo chicken, blue cheese spread, and romaine

grilled chicken t.b.m.
grilled chicken, tomato, basil, mozzarella, and Cosí vinaigrette

tuscan pesto chicken
with sun-dried tomato spread, and romaine

sesame ginger chicken
with carrots and romaine

smoked turkey & brie
with honey mustard

tuna cheddar
with romaine & Cosí vinaigrette

hummus & fresh veggies
with tomato, cucumbers, onions, and basil

t.b.m.
tomato, basil, and mozzarella with Cosí vinaigrette

make your own sandwich
Cosí 1 - one ingredient
Cosí 2 - two ingredients
Cosí 3 - three ingredients

🍎 = our lighter side   = vegetarian

MELTS
WITH COSÍ CHIPS OR BABY CARROTS

bacon turkey cheddar
with honey mustard

grilled chicken parmesan
with marinara, melted fresh mozzarella, & romano

tuna melt
tomato, melted cheddar, & Cosí vinaigrette

pesto chicken melt
with sundried tomato spread & melted mozzarella cheese

tomato basil mozzarella melt
tomato, basil, & melted fresh mozzarella with sundried tomato spread







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Operating Discipline

Focusing On Our Bottom Line

► Relentless effort by new management to improve every line item on the P&L

► Reduction in restaurant operating expenses
  - COGS improvements
    - Training and accountability at the store level
    - Implementation of strategic purchasing initiatives
  - New labor management practices
    - Detailed hourly scheduling reviews
    - Shortening breakfast hours at certain stores
  - Fixed dollar standards for manager and support expense budgets

► Corporate initiatives to improve overall performance
  - Marketing programs to increase sales and profitability
  - Implementation of strategic pricing review and actions
  - Identification of under-performing locations
    - Closed eight in 2003, three in 2004 (as of 8/11/04)
    - Watch list for 2004
  - Integrated field operations and support center personnel
  - Implementation of thorough study to track customer satisfaction and strength of Cosi brand

► These successful initiatives have resulted in significant improvements in unit economics since September 2003

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Cosi: Attractive Franchising Economics

Cosi Offers Franchisees an Attractive Opportunity vs. Other Concepts

►Attractive bottom line profit with above average returns

- Competitive fee and royalty structure
- Superior economics to the traditional, freestanding QSR model
  - Freestanding building model not as attractive given large upfront capital outlay
  - Leased space model allows realization of greater returns on lower capital investment

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Federated Partnership

Growth Through Strategic Alliance



► Announced 3/04

- 10 Macy's implants
- Northwest and Southeast locations, starting in Seattle, WA
- Summer roll-out beginning 6/04

► Potential for up to 250 locations

► Mutually reinforcing quality and taste branding

► Cornerstone for growth of company-owned restaurants, capitalizing on Federated's national footprint

► Showcasing the franchise program's compelling economics



Source: Federated Department Stores, Inc.

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8

Executive Officers

Extensive Restaurant Industry Experience

Officer	Since	Prior Experience
William D. Forrest *Executive Chairman*	4/03	Bill served as a managing director and corporate restructuring professional at Gleacher Partners and as interim CEO of Fine Host Corporation, a $330 million publicly traded food service company.
Kevin Armstrong *President & Chief Executive Officer* *Director*	7/03	Kevin has over 20 years of experience in the restaurant industry with executive, operational, and marketing roles at Long John Silver's, Subway, PepsiCo and Burger King.
Cynthia T. Jamison *Chief Financial Officer*	7/04	Cindie has more than 20 years of experience in finance, strategy, and operations. In the restaurant industry, she has served as CFO of Chart House Enterprises, in finance positions at Allied Domecq Retailing, USA and Kraft General Foods, and in a strategic development capacity for Daka International, Inc.
Gilbert Melott *EVP, Operations and People*	12/01	Gilbert has over 20 years of experience in the restaurant and hospitality industry with previous positions at Bennigan's, TGI Friday's and the Sheraton Holding Corporation in Boston.
Paul Seidman *VP, Food & Beverage*	9/03	Paul has over 20 years of experience in the food service industry with previous positions at Bertucci's, Brinker and other several other prominent restaurant companies.
Jay Wainwright *VP, Concept Development* *Founder*	7/03	Jay is a founder and served as CEO of the original Cosi Sandwich Bar. He also served as interim CEO from January through July 2003.

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2004 Guidance

Clear And Executable Operating Targets

- Comparable restaurant sales growth of 4 – 5%
- Cost of goods sold of approximately 25% of sales
- Operating expense of approximately 59% of sales
- General and administrative expense at approximately $15 million for the year
- Full year store base of 84 – 88 units
- Positive Adjusted EBITDA for FY 2004

Source: Company 8/11/04 Press Release. For a discussion of Adjusted EBITDA, please refer to the Company's 8/11/04 Press Release.

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Selected Financials

Balance Sheet Highlights (as of June 28, 2004)

Cash and cash equivalents and investments	$21,150,900
Inventory	985,200
Long term debt	204,000
Stockholders' equity	40,059,300

Income Statement Highlights

	Six Months Ended 6/30/03		Six Months Ended 6/28/04		Δ
	$ Millions	% Sales	$ Millions	% Sales	bps
Net sales	$54.6	100.0%	$53.9	100.0%	-
Cost of goods sold	15.5	28.4	13.7	25.4	(300)
Restaurant operating expense	34.6	63.4	33.1	61.4	(200)
General & administrative expense	12.0	22.0	8.3	15.4	(660)
Operating profit/(loss)	($7.5 million)		($1.2 million)		

Note: 2003 information as of Company's 12/29/03 10-K Filing; 2004 information as of Company's 8/11/04 10-Q Filing

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Forward-Looking Statements

Matters discussed in this presentation that relate to events or developments which are expected to occur in the future, including any discussion, expressed or implied, of anticipated growth, operating results or earnings constitute forward-looking statements. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include, but are not limited to:

- ► the cost of our principal food products;
- ► labor shortages or increased labor costs;
- ► changes in consumer preferences and demographic trends;
- ► increasing competition in the fast casual dining segment of the restaurant industry;
- ► expansion into new markets;
- ► our ability to effectively manage our business with a reduced general and administrative staff;
- ► our ability to incorporate a franchising and area development model into our strategy;
- ► the availability and cost of additional financing;
- ► fluctuations in our quarterly results;
- ► increased government regulation;
- ► supply and delivery shortages or interruptions;
- ► market saturation due to new restaurant openings;
- ► inadequate protection of our intellectual property;
- ► adverse weather conditions which impact customer traffic at our restaurants; and
- ► adverse economic conditions.

The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive" or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

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